Mail Stop 3561

December 22, 2008

By U.S. Mail and facsimile to (909) 394-1382

Robert J. Sprowls
Executive Vice President
American States Water Company
630 E. Foothill Boulevard
San Dimas, CA 91773-1212

> **Re: American States Water Company**
> **Golden State Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2008**
> **Form 10-Q for the Period Ending September 30, 2008**
> **File Nos. 001-14431 and 001-12008**

Dear Mr. Sprowls:

We have reviewed your response letter dated November 7, 2008 and have the following additional comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Definitive Proxy on Schedule 14A

1. We note your response to comment one of our letter dated October 17, 2008, which referred to comment 13 of our letter dated September 9, 2008. With respect to the potential payments upon termination and change in control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specific amounts. While you provide information about the change in control agreements, you do not explain how they were negotiated and why the company agreed to the specific amounts.

Form 10-Q for the Period Ending September 30, 2008

2. We note that paragraph one of Exhibit 31.2.1, the certification required by Exchange Act Rule 13a-14(a) for Golden State Water Company, identifies the wrong date for the periodic report. Please file an amendment to the Form 10-Q for the period ending September 30, 2008 that includes the entire periodic report and a new, corrected certification.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any questions.

Sincerely,

H. Christopher Owings
Assistant Director